                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)*


                          Genesis Health Ventures, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          Genesis Health Ventures, Inc.
--------------------------------------------------------------------------------
                    (Name of Filing Persons Company (Issuer))

                   Options under the 2001 Stock Option Plan to
                Purchase Common Stock, Par Value $.02 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable*
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              George V. Hager, Jr.
              Executive Vice President and Chief Financial Officer
                          Genesis Health Ventures, Inc.
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Richard J. McMahon, Esq.
                                 Blank Rome LLP
                                One Logan Square
                             Philadelphia, PA 19103
                            Telephone: (215) 569-5500

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation (1)                       Amount of Filing Fee(2)
--------------------------------------------------------------------------------
           $17,461,675                                   $1,412.65
--------------------------------------------------------------------------------

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,077,500 shares of Common Stock of Genesis Health Ventures, Inc. having an aggregate value of $16,022,425 as of March 31, 2003, will be tendered and cancelled pursuant to this offer in exchange for which the holders thereof will have acceleration of vesting of all of their restricted stock awards. The transaction valuation also includes cash consideration to be paid by Genesis Health Ventures, Inc., in the amount of $2.00 per option for up to an aggregate of 654,000 options and cash consideration to be paid by Genesis Health Ventures, Inc. in the amount of $2.50 per option for up to an aggregate of 52,500 options.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of transaction valuation.


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|_|      Check the box if any part of the fee is offset as provided by Rule
         0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid: Not applicable

         Form or Registration No.: Not applicable.

         Filing Party: Not applicable.

         Dated Filed: Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|      third-party tender offer subject to Rule 14d-1.
         |X|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         *There is no trading market or CUSIP Number for the options. The CUSIP Number for the Common Stock underlying the options is 109473 10 8.



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Item 1. Summary Term Sheet

                  The information set forth under "Summary Term Sheet" in the Offer to Acquire, dated April 1, 2003 ("Offer to Acquire"), attached hereto as Exhibit (a)(1) is incorporated herein by reference.

Item 2. Subject Company Information.

         (a) The name of the issuer is Genesis Health Ventures, Inc, a Pennsylvania corporation (the "Company") and the address of its principal executive offices are 101 East State Street, Kennett Square, Pennsylvania 19348. The telephone number at that address is (610) 444-6350. The information set forth in the Offer to Acquire under Section 12 ("Information Concerning Genesis") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees (which includes employees of its majority-owned or wholly-owned subsidiaries of the Company) of the Company, to tender all options (the "Options") to purchase shares of its common stock, par value $.02 per share ("Common Stock") outstanding under the Company's 2001 Stock Option Plan (the "2001 Stock Option Plan"), for the following consideration: (a) for those holders of Options who have received awards of more than 2,000 restricted shares of Common Stock under the 2001 Stock Incentive Plan, the acceleration of vesting of all such restricted shares (the "Restricted Share Acceleration") plus a cash payment of $2.50 per share subject to the Option for Options having an exercise price below $20.00 per share, and (b) with respect to those holders of Options who have not received awards of more than 2,000 restricted shares, (i) for those Options having an exercise price of at least $20.00 per share, a cash payment of $2.00 per share subject to the Option, and (ii) for those Options having an exercise price below $20.00 per share, a cash payment of $2.50 per share subject to the Option. As of March 31, 2003 there were Options to purchase 1,784,000 shares of Common Stock outstanding and eligible for tender pursuant to the Offer to Acquire. To receive Restricted Share Acceleration or the cash payment, as the case may be, unless waived by the Company, a participant must be an employee of the Company, or its majority-owned or wholly-owned subsidiaries on the expiration date of the offer by the Company. The information set forth in the Offer to Acquire on the introductory pages and under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Cancellation and Repurchase") and
                  Section 9 ("Source and Amount of Consideration") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Acquire under
                  Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.
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Item 3. Identity and Background of Filing Person.

         (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Acquire is incorporated herein by reference.

Item 4. Terms of the Transaction.

         (a) The information set forth in the Offer to Acquire under "Summary Term Sheet," Section 1 ("Eligibility"), Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedure for Electing to Tender Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Cancellation and Repurchase"), Section 7 ("Conditions of the Offer"),
                  Section 9 ("Source and Amount of Consideration"), Section 14 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 15 ("Legal Matters; Regulatory Approvals"), Section 16 ("Material Federal Income Tax Consequences") and Section 17 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The Company's Officers are eligible to participate in the Offer to Acquire. The information set forth in the Offer to Acquire under Section 13 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (a)      The information set forth in the Offer to Acquire under
                  Section 13 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference. The 2001 Stock Option Plan, attached hereto as Exhibit (d)(1) contains information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (a)      The information set forth in the Offer to Acquire under
                  Section 3 ("Purpose of the Offer") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Acquire under
                  Section 6 ("Acceptance of Options for Cancellation and Repurchase") and Section 14 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Acquire under
                  Section 3 ("Purpose of the Offer") is incorporated herein by reference.

                                       2
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Item 7. Source and Amount of Funds or Other Consideration.

         (a)      The information set forth in the Offer to Acquire under
                  Section 9 ("Source and Amount of Consideration") and Section 18 ("Fees and Expenses") is incorporated herein by reference.

         (b)      Not applicable.

         (d)      Not applicable.

Item 8.       Interest in Securities of the Subject Company.

         (a)      The information set forth in the Offer to Acquire under
                  Section 13 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Acquire under
                  Section 13 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

Item 10. Financial Statements.

         (a)      The information set forth in the Offer to Acquire under
                  Section 12 ("Information Concerning Genesis"), pages 63 through 103 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002 ("Annual Report") and pages 3 through 16 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 ("Quarterly Report"), is incorporated herein by reference. Copies of the Company's Annual Report and Quarterly Report are available over the Internet at the world wide web site of the Securities and Exchange Commission ("SEC") at http://www.sec.gov. In addition, copies of the Company's Annual Report and Quarterly Report, excluding exhibits, may be obtained free of charge upon request to the Company and may be inspected and copied free at the Company's principal executive offices. Copies of exhibits to the Company's Annual Report and Quarterly Report may be obtained for a nominal charge.

         (b)      Not applicable.

Item 11. Additional Information.

         (a)      The information set forth in the Offer to Acquire under
                  Section 13 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") and Section 15 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

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         (b)      Not applicable.

Item 12. Exhibits.

         (a)      (1)      Offer to Acquire, dated April 1, 2003.

                  (2) Memoranda from Robert H. Fish, Chairman of the Board and Chief Executive Officer of Genesis Health Ventures, Inc., dated April 1, 2003.

                  (3)      Form of Letter of Acceptance.

                  (4)      Form of Notice of Withdrawal from the Offer.

                  (6) Genesis Health Ventures, Inc. Annual Report on Form 10-K for the year ended September 30, 2002, filed with the SEC on December 30, 2002 (incorporated herein by reference).

                  (7) Genesis Health Ventures, Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the SEC on February 12, 2003 (incorporated herein by reference).

         (b)      Not applicable.

         (d)      (1)      Genesis Health Ventures, Inc. 2001 Stock Option
                           Plan (incorporated herein by reference to the applicable exhibit filed with the Company's
                           Registration Statement on Form S-8 (File no.
                           333-82200), filed with the SEC on February 5, 2002).

                  (2) Genesis Health Ventures, Inc. 2001 Stock Incentive Plan (incorporated herein by reference to the applicable exhibit filed with the Company's Registration Statement on Form S-8 (File No. 333-83430), filed with the SEC on February 26, 2002).

         (g)      Not applicable.

         (h)      Not applicable.

Item 13. Information Required by Schedule 13E-3.

                  Not applicable.



                                       4
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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           GENESIS HEALTH VENTURES, INC.

                                           /s/ George V. Hager, Jr.
                                           ---------------------------------
                                           George V. Hager, Jr.
                                           Executive Vice President and
                                           Chief Financial Officer

Date:    April 1, 2003



                                       5
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                                INDEX TO EXHIBITS

         (a)      (1)      Offer to Acquire, dated April 1, 2003.

                  (2) Memoranda from Robert H. Fish, Chairman of the Board and Chief Executive Officer of Genesis Health Ventures, Inc., dated April 1, 2003.

                  (3)      Form of Letter of Acceptance.

                  (4)      Form of Notice of Withdrawal from the Offer.

                  (6) Genesis Health Ventures, Inc. Annual Report on Form 10-K for the year ended September 30, 2002, filed with the SEC on December 30, 2002 (incorporated herein by reference).

                  (7) Genesis Health Ventures, Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the SEC on February 12, 2003 (incorporated herein by reference).

         (b)      Not applicable.

         (d)      (1)      Genesis Health Ventures, Inc. 2001 Stock Option
                           Plan (incorporated herein by reference to the applicable exhibit filed with the Company's
                           Registration Statement on Form S-8 (File no.
                           333-82200), filed with the SEC on February 5, 2002).

                  (2) Genesis Health Ventures, Inc. 2001 Stock Incentive Plan (incorporated herein by reference to the applicable exhibit filed with the Company's Registration Statement on Form S-8 (File No. 333-83430), filed with the SEC on February 26, 2002).

         (g)      Not applicable.

         (h)      Not applicable.